

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2022

Teresa Weber
Chief Executive Officer
biote Corp.
130 E. Randolph Street, Suite 3400
Chicago, Illinois 60601

> **Re: biote Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 28, 2022**
> **File No. 333-265714**

Dear Ms. Weber:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 2 to Form S-1 filed June 28, 2022

General

1. We note your newly added disclosure throughout the prospectus that the Company may choose to release one or more Selling Securityholders from the applicable lock-up period, which would allow for earlier sales of shares of Class A Common Stock in the public market. Please further revise this disclosure in all places in which it appears to explain the Company's reasoning for granting such release in light of your disclosure on page 47 that such release could have a negative impact on the price of the Company's Class A common stock, thereby negatively impacting public shareholders.

You may contact Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Peter Byrne